 Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

December 16, 2013

VIA EDGAR

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Emerald Isle Exploration Ltd. (the “Company”)
Amendment No. 4 to Registration Statement on Form S-1
Filed December 16, 2013
File No. 333-189630

Dear Mr. Reynolds:

We respectfully hereby submit the information in this letter, on behalf of our client, Emerald Isle Exploration Ltd., in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 6, 2013.  Amendment No. 4 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on December 16, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 3 to the Form S-1.

Form S-1 filed November 22, 2013

Exhibit 23.2 – Consent of M&K CPAs, PLLC

1.     Please amend your filing to include a current consent from your independent accountant.

Company response:  The Company has amended its filing to include a current consent from its independent accountant.  Additionally, the Company has included its financial statements for the fiscal quarter ended October 31, 2013 in the Form S-1.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/  Thomas E. Puzzo
      Thomas E. Puzzo